SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

BIOLASE, Inc.
(Name of Issuer)

Common stock, par value $0.001
(Title of Class of Securities)

090911702
(CUSIP Number)

February 13, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 090911702	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS

S.H.N. Financial Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
	5	SOLE VOTING POWER

1,190,000(1)(2)(3)
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		1,190,000(1)(2)(3)
	8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,190,000(1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9% (3)
12	TYPE OF REPORTING PERSON
OO (4)

(1)	Represents shares of the issuer’s Common Stock purchased by the Reporting Person. Because the Reporting Person was advised by the issuer’s registered broker-dealer than other investors were concurrently exercising Pre-Funded Warrants, this does not include the exercise of 885,000 Pre-Funded Warrants to purchase Common Stock of the issuer on 2/13/24 because it is possible the Reporting Person never beneficially owned more than 5%.

(2)	Does not include 885,000 Pre-Funded Warrants to purchase Common Stock of the issuer, 2,075,000 Class A Warrants to purchase Common Stock of the issuer, and 2,075,000 Class B Warrants to purchase Common Stock of the issuer, each of which is subject to a 4.99% beneficial ownership limitation, or at the election of the holder, a 9.99% beneficial ownership limitation.

(3)	Based upon 11,990,024 Common Stock outstanding based on the Issuer’s 424(b)(1) Prospectus filed with the Securities and Exchange Commission on February 15, 2024.

(4)	The Reporting Person has not acquired the securities with any purpose, or with the effect, of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect, including any transaction subject to Rule 13d-3(b).

CUSIP No. 090911702	13G	Page 3 of 5 Pages

Item 1. Security and Issuer.

(a)	Name of Issuer:

BIOLASE, Inc.

(b)	Address of Issuer:

27042 Towne Centre Drive, Suite 270

Lake Forest, California 92610

Item 2. Identity and Background.

(a)	Name of Person Filing:

S.H.N. Financial Investments Ltd.

(b)	Address of Principal Business Office or, if none, Residence:

Herzliya Hills Arik Einstein 3, Israel, 4610301

(c)	Citizenship or Place of Organization:

Israel

(d)	Title of Class of Securities:

Common Shares, par value $0.001 per share.

(e)	CUSIP Number:

090911702

Item 3.

Not applicable.

CUSIP No. 090911702	13G	Page 4 of 5 Pages

Item 4. Ownership.

(a)	The information required by Items 4(a)-(c) is set forth in Rows (5)-(9) and Row (11) of the cover page and is incorporated herein by reference.

(b)	The percentage set forth on Row (11) of the cover page for the reporting person is based on 11,990,024 shares of Common Stock outstanding based on the Issuer’s 424(b)(1) Prospectus filed with the Securities and Exchange Commission on February 15, 2024.

(c)	Nir Shamir is the Chief Executive Officer of SHN. As such, SHN and Mr. Shamir may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the securities described herein. To the extent Mr. Shamir is deemed to beneficially own such securities, Mr. Shamir disclaims beneficial ownership of these securities for all other purposes.

Item 5.

Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 090911702	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

	By:	S.H.N. Financial Investments Ltd.

February 23, 2024	By:	/s/ Nir Shamir
Nir Shamir, Chief Executive Officer